UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Siguler Guff Small Business Credit Opportunities Fund, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

NONE

(CUSIP Number)

December 31, 2017

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person: CMFG Life Insurance Company I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,990 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,990 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 9,990 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% *
12	TYPE OF REPORTING PERSON IC

* Based on a total of 100,000 shares of Common Stock outstanding, and the ownership by MCA Fund IV LP as of the filing date of this Schedule 13G of a limited partnership interest in Siguler Guff Small Business Credit Opportunities Fund, LP (the “Fund”) representing 9.99% of the total limited partnership interests in the Fund, which owns all of the outstanding shares of Common Stock of the Issuer. The limited partners of the Fund have pass-through voting rights with respect to the shares of Common Stock held by the Fund.

1	Name of Reporting Person: MCA Fund IV LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,990 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,990 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 9,990 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% *
12	TYPE OF REPORTING PERSON PN

* Based on a total of 100,000 shares of Common Stock outstanding, and the ownership by MCA Fund IV LP as of the filing date of this Schedule 13G of a limited partnership interest in Siguler Guff Small Business Credit Opportunities Fund, LP (the “Fund”) representing 9.99% of the total limited partnership interests in the Fund, which owns all of the outstanding shares of Common Stock of the Issuer. The limited partners of the Fund have pass-through voting rights with respect to the shares of Common Stock held by the Fund.

SCHEDULE 13G

Item 1(a)	Name of Issuer: Siguler Guff Small Business Credit Opportunities Fund, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

825 Third Avenue, 10th Floor, New York, NY 10022

Item 2(a)	Name of Person Filing:
1. CMFG Life Insurance Company

2. MCA Fund IV LP

This statement is being filed by CMFG Life Insurance Company and MCA Fund IV LP. MCA Fund IV LP is a wholly-owned subsidiary of CMFG Life Insurance Company. The securities reported herein as being held by MCA Fund IV LP. CMFG Life Insurance Company may be deemed to indirectly beneficially own the securities that are directly beneficially owned by MCA Fund IV LP.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

All reporting persons may be contacted at 5910 Mineral Point Rd, Madison, Wisconsin 53705

Item 2(c)	Citizenship or Place of Organization:

CMFG Life Insurance Company: Iowa MCA Fund IV LP: Delaware

Item 2(d)	Title of Class of Securities: Common Stock, $0.001 par value

Item 2(e)	CUSIP Number: None

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the persons filing are:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [X] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4	Ownership:

(a) through (c):

The information set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference thereto.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Item 7	With respect to shares held in a fiduciary or representative capacity, persons other than the reporting persons have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, such sales. No person individually has an interest that relates to more than five percent of the class.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 29, 2017

CMFG Life Insurance Company

By: /s/Steven R. Suleski
Name: Steven R. Suleski
Title:   Senior Vice President and Secretary

Date: December 29, 2017

MCA FUND IV LP

By: /s/Allen R. Cantrell
Name: Allen R. Cantrell
Title:   President of MCA Fund IV LP’s general partner, MCA Fund IV GP LLC

AGREEMENT

The undersigned hereby agrees that the Statement on Schedule 13G to which this Agreement is attached be filed on behalf of: CMFG Life Insurance Company, an Iowa corporation, and its indirect wholly-owned subsidiary MCA Fund IV LP, a Delaware corporation.

Dated:    December 29, 2017

CMFG Life Insurance Company

By:	/s/Steven R. Suleski

Name: Steven R. Suleski
Title: Senior Vice President and Secretary

MCA FUND IV LP

By:	/s/Allen R. Cantrell

Name: Allen R. Cantrell
Title: President of MCA Fund IV LP’s general partner, MCA Fund IV GP LLC